UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission File Number:  001-37886

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPSTAR FINANCIAL HOLDINGS, INC.

1201 Demonbreun Street, Suite 700

Nashville, Tennessee 37203

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator, and Plan Participants of

Capstar Bank 401(k) Profit Sharing Plan

Nashville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Capstar Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ Elliott Davis, LLC

We have served as the Plan’s auditor since 2020.

Franklin, Tennessee

June 28, 2021

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Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator, and Plan Participants of

Capstar Bank 401(k) Profit Sharing Plan

Nashville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the CapStar Bank 401(k) Profit Sharing (Plan) as of December 31, 2019, and the related notes (collectively referred to as the “financial statement”).  In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2014.

Evansville, Indiana

June 26, 2020

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CAPSTAR BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

	2020	2019
Assets
Investments, at fair value	$19,578,873	$15,483,622
Cash	—	—
Receivables:
Participant contributions	—	53,341
Employer contributions	—	33,737
Notes receivable from participants	73,548	31,448
Total Assets	19,652,421	15,602,148

Liabilities
Payables:
Other payable	—	91,972

Net assets available for benefits	$19,652,421	$15,510,176

See Notes to Financial Statements	5

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2020

Investment gain:
Net appreciation in fair value of investments	$1,855,433
Interest and dividends	244,221
Net investment gain	2,099,654

Interest income on notes receivable from participants	1,770

Contributions:
Participant	1,666,481
Employer	816,197
Rollover	2,302,218
4,784,896

Total additions	6,886,320

Deductions:
Benefits paid to participants	2,737,022
Administrative expenses	7,053
Total deductions	2,744,075

Increase in net assets available for benefits	4,142,245

Net assets available for benefits, beginning of year	15,510,176

Net assets available for benefits, end of year	$19,652,421

See Notes to Financial Statements	6

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Note 1:	Description of the Plan

The following description of the CapStar Bank 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by CapStar Bank (Company) for the benefit of its full-time employees and part-time employees whose regularly scheduled hours during each computation period exceed 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Newport Trust Company is the trustee of the Plan and serves as Plan Custodian.

Effective April 30, 2018, the Plan allows participants to direct a portion of their investments into a fund that is invested in the common stock of CapStar Financial Holdings, Inc. (CapStar).  The Plan sponsor has placed a limit on participant investments into this fund whereby no more than 10% of a participant’s account balance may be invested in this fund.  Investments in the Plan, including CapStar common stock, have been registered with the Securities and Exchange Commission (SEC).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions in amounts up to the maximum amount allowed by law.  Employee Roth, rollover and catch-up contributions are also permitted.  The Company makes safe-harbor nonelective contributions to each eligible participant in an amount equal to 3% of the employee’s eligible compensation.  The Company may elect to make additional matching contributions or profit-sharing contributions equal to a discretionary percentage.  No discretionary matching contributions or profit-sharing contributions were made to the Plan for the year ended December 31, 2020. Contributions are subject to certain limitations.

Participant Investment Account Options

Each participant has the option of directing his or her contributions into any of the various investment options offered by the Plan and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and employer safe harbor nonelective contributions, plus earnings thereon.  Vesting in the Company’s discretionary matching and profit-sharing contribution portions of their accounts, plus earnings thereon, is based on employees’ service. A participant is fully vested in employer discretionary matching and profit-sharing contributions, if applicable, after four years of service.  Forfeitures, if applicable, are used to pay administrative expenses or to reduce any employer contribution.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the balance in the participant’s account.  The loan interest rate, determined quarterly, is set at 1% above the prime rate, as defined.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.

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CAPSTAR BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Forfeited Accounts

At December 31, 2020 and 2019, forfeited accounts totaled approximately $100 and $0, respectively. Forfeitures may be used to reduce the Bank’s future contributions to the Plan as well as payment of administrative expenses. In 2020, contributions were reduced by approximately $65,100 from forfeited accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Quoted market prices, if available, are used to value investments.  Mutual funds are valued at quoted market prices of shares held by the Plan at year-end.  Common stock within the unitized stock fund is valued at the closing price reported on the active market on which the individual securities are traded.  Money market funds, including those within the unitized stock fund, are valued at amortized cost, which approximates fair value.  The Plan’s interest in the collective trust is valued at the net asset value (NAV) of units of the collective trust.  The NAV is used as a practical expedient to estimate fair value of the collective trust investment.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

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CAPSTAR BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Recently Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2018‐13, Fair Value     Measurement (Topic 820): Disclosure Framework – Changes to Disclosure Requirements for Fair Value Measurement. The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the FASB Concepts Statement, including the consideration of costs and benefits.

The following disclosure requirements were removed from Topic 820:

1.The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy.

2.The policy for timing of transfers between levels.

3.The valuation processes for Level 3 fair value measurements.

4.For nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period.

The following disclosure requirements were removed from Topic 820:

1.In lieu of a roll forward for Level 3 fair value measurements, a nonpublic entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities.

2.For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly.

3. The amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date.

The amendments in this Update were effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan determined that the adoption of the Update had no significant impact on its fair value disclosures.

Note 3:	Related-Party and Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association or relatives of such persons.

The Plan paid $7,053 of fees to the Plan recordkeeper during the year ended December 31, 2020.  The Company provides certain administrative services at no cost to the Plan.

The Plan held the following party-in-interest investments (at fair value) within the unitized stock fund at December 31:

	2020	2019
CapStar Financial Holdings Inc. (CSTR) common stock	$758,460	$783,732
Shares outstanding	51,421	47,071
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CAPSTAR BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Note 4:	Disclosures About Fair Value of Plan Assets and Liabilities

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2020 and 2019:

	Fair value measurements using
	Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
December 31, 2020
Money market funds	$963,694	$—	$—	$963,694
Mutual funds	16,667,307	—	—	16,667,307
Unitized stock fund	778,374	—	—	778,374
Total assets in fair value hierarchy	18,409,375	—	—	18,409,375

Investments measured at net asset value (A):
Collective trust fund				1,169,498
				$19,578,873

December 31, 2019
Money market funds	$899,020	$—	$—	$899,020
Mutual funds	13,186,812			13,186,812
Unitized stock fund	814,048	—	—	814,048
Total assets in fair value hierarchy	14,899,880	—	—	14,899,880

Investments measured at net asset value (A):
Collective trust fund				583,742
				$15,483,622

(A)

In accordance with Subtopic 820-10, an investment measured at the NAV per share (or its equivalent) has not been classified in the fair value hierarchy.  The fair value amount presented in this table is intended to permit a reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

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CAPSTAR BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended December 31, 2020.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, mutual fund investments are classified within Level 1 of the valuation hierarchy.  If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows.  Such investments are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The unitized stock fund consists of CapStar Financial Holdings, Inc. (CSTR) common stock and money market funds that provide liquidity for daily trading.  CSTR common stock is valued at the closing price reported on the active market on which the individual securities are traded and the money market funds are valued at amortized cost, which approximates fair value.

Investment Measured Using the Net Asset Value per Share Practical Expedient

The following tables summarize the investment for which fair value is measured using the NAV per share practical expedient as of December 31, 2020 and 2019.  There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

		Unfunded	Redemption	Redemption
	Fair value	commitments	frequency	notice period
December 31, 2020
Morley Stable Value Fund	$1,169,498	N/A	Daily	None

December 31, 2019
Morley Stable Value Fund	$583,742	N/A	Daily	None

Note 5:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 6:	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

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CAPSTAR BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Note 7:	Tax Status

The Plan operates under a volume submitter adoption agreement and plan document sponsored by Newport Group, Inc.  The volume submitter document has been filed with the appropriate agency.  The Plan has not obtained or requested a determination letter.  However, the Plan administrator believes the Plan and related trust are currently designed and are being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan was qualified and the related trust was exempt as of the financial statement date. Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 8:	Plan Amendment

Effective July 1, 2020 the Plan was amended to recognize predecessor service for employees hired in conjunction with an acquisition during the year ended December 31, 2020, and to allow for the rollover of loans for certain participants.  All other significant provisions of the Plan remained unchanged as a result of this amendment.

Note 9:	Subsequent Events

The plan has evaluated all events or transactions that occurred through June 28, 2021, the date the financial statements were issued and determined that there are no matters requiring adjustment to or disclosure in the accompanying financial statements and related notes.

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Supplemental Schedules

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

EIN 26-0189349 PN 001

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2020

Identity of issuer	Description of investment	Current value
Mutual Funds:
American Funds AmCap Fund	31,413 shares	$1,245,842
American Funds Europacific Growth Fund	11,831 shares	819,909
Doubleline Total Return Bond Fund	61,604 shares	659,161
First Eagle Global Fund	20,921 shares	1,288,120
Gabelli ABC Fund	40,949 shares	424,227
Lazard US Equity Concentrated Portfolio	58,974 shares	1,064,478
Vanguard 500 Index Admiral Fund	7,909 shares	2,763,066
Vanguard Developed Markets Index Fund	41,959 shares	639,039
Vanguard Emerging Markets Index Fund	15,498 shares	645,968
Vanguard Growth Index Fund	2,268 shares	295,833
Vanguard High Dividend Yield Index Fund	10,873 shares	300,105
Vanguard High-Yield Corporate Bond Fund	36,554 shares	218,591
Vanguard Mid Cap Index Fund	2,764 shares	708,667
Vanguard Small Cap Index Fund	8,333 shares	776,845
Vanguard Target Retirement 2015 Fund	5,626 shares	88,492
Vanguard Target Retirement 2020 Fund	8,018 shares	274,950
Vanguard Target Retirement 2025 Fund	26,130 shares	562,831
Vanguard Target Retirement 2030 Fund	17,081 shares	692,641
Vanguard Target Retirement 2035 Fund	22,062 shares	556,397
Vanguard Target Retirement 2040 Fund	14,304 shares	633,253
Vanguard Target Retirement 2045 Fund	30,354 shares	855,665
Vanguard Target Retirement 2050 Fund	6,528 shares	296,707
Vanguard Target Retirement 2055 Fund	2,749 shares	135,615
Vanguard Target Retirement 2060 Fund	1,257 shares	54,799
Vanguard Target Retirement 2065 Fund	1,339 shares	36,831
Vanguard Total International Stock Index Fund	3,007 shares	97,609
Vanguard Total Stock Market Index Fund	4,046 shares	383,331
Vanguard Total World Stock Index Fund	138 shares	4,524
Vanguard Value Index Fund	3,099 shares	143,811
		16,667,307

*Unitized Stock Fund - CapStar Bank Unitized Stock Fund	96,692 shares	778,374

Money Market Funds:
Schwab Bank Sweep	205,102 shares	205,102
Schwab Government Money Fund	758,592 shares	758,592
		963,694

Collective Trust Fund - Morley Stable Value Fund	43,060 shares	1,169,498

*Participant Loans	Participant plan notes:
	Lowest interest rate - 4.25%
	Highest interest rate - 6.50%
	Through April 2034	73,548
		$19,652,421

*Party-in-interest

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CAPSTAR BANK 401(k) PROFIT SHARING PLAN

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CAPSTAR BANK 401(k) PROFIT SHARING PLAN
By:	/s/ Denis J. Duncan
Denis J. Duncan
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Date:  June 28, 2021

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